Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-4900 2135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40-4900 2446)

Dr. Reddy’s Q3 & 9M FY21 Financial Results

Hyderabad, India, January 29, 2021: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and the nine months ended December 31, 2020. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q3 Performance Summary	9M Performance Summary

Rs. 4,930 Cr

Revenue

[Up: 12% YoY; 1% QoQ]

53.8%

Gross Margin

[Q3 FY20: 54.1%; Q2 FY21: 53.9%]

Rs.1,439 Cr

SGNA expenses

[Up: 14% YoY; 10% QoQ]

Rs. 411 Cr

R&D expenses

[8.3% of Revenues]

Rs. 1,185 Cr

EBITDA

[24.0% of Revenues]

Rs. 284 Cr*

Profit before Tax

[5.8% of Revenues]

Rs. 20 Cr**

Profit after Tax

[0.4% of Revenues]

Rs. 14,244 Cr

Revenue

[Up: 9% YoY]

54.6%

Gross Margin

[9M FY20: 54.7%]

Rs. 4,028 Cr

SGNA expenses

[Up: 6% YoY]

Rs. 1,245 Cr

R&D expenses

[8.7% of Revenues]

Rs. 3,615 Cr

EBITDA

[25.4% of Revenues]

Rs. 2,025 Cr

Profit before Tax

[14.2% of Revenues]

Rs. 1,361 Cr

Profit after Tax

[9.6% of Revenues]

*Excluding the impairment charge in Q3 FY21, the Profit before Tax is Rs. 882 cr

**Q3 FY21 Profit after Tax was impacted primarily due to non-recognition of deferred tax asset on impairment

Commenting on the results, Co-chairman & MD, G V Prasad said “We continued with our growth momentum while maintaining EBITDA margins. The profits were impacted due to trigger based impairment charge taken on a few acquired products including gNuvaring. We are progressing well on the phase 3 clinical trials for Sputnik V vaccine in India. We continue to focus on enhancing our product offerings to our patients to serve them better”.

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 73.01

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q3 FY21		Q3 FY20		YoY	Q2 FY21		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr %
Revenues	675	49,296	600	43,838	12	671	48,967	1
Cost of Revenues	312	22,758	276	20,116	13	309	22,558	1
Gross Profit	363	26,538	325	23,722	12	362	26,409	0
Operating Expenses
Selling, General & Administrative expenses	197	14,387	174	12,670	14	180	13,107	10
Research and Development expenses	56	4,108	54	3,949	4	60	4,359	(6)
Impairment of non-current assets	82	5,972	181	13,200	(55)	11	781	665
Other operating income	(2)	(128)	(3)	(228)	(44)	(2)	(149)	(14)
Results from operating activities	30	2,199	(80)	(5,869)	-	114	8,311	(74)
Net finance income	(7)	(493)	(6)	(419)	18	(3)	(237)	108
Share of profit of equity accounted investees	(2)	(151)	(2)	(176)	(14)	(1)	(73)	107
Profit / (loss) before Income Tax	39	2,843	(72)	(5,274)	-	118	8,621	(67)
Income Tax	36	2,645	6	423	525	14	998	165
Profit / (loss) for the period	3	198	(78)	(5,697)	-	104	7,623	(97)

Diluted Earnings Per Share (EPS)	0.02	1.19	(0.47)	(34.37)	-	0.63	45.83	(97)

As % to revenues	Q3 FY21	Q3 FY20	Q2 FY21
Gross Profit	53.8	54.1	53.9
SG&A	29.2	28.9	26.8
R&D	8.3	9.0	8.9
EBITDA	24.0	24.5	25.9
PBT	5.8	(12.0)	17.6
PAT	0.4	(13.0)	15.6

EBITDA Computation

	Q3 FY21		Q3 FY20		Q2 FY21
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	39	2,843	(72)	(5,274)	118	8,621
Interest income (net)*	(2)	(180)	(4)	(274)	(0)	(1)
Depreciation	29	2,131	29	2,130	30	2,188
Amortization	15	1,086	13	955	15	1,084
Impairment	82	5,972	181	13,200	11	781
EBITDA	162	11,851	147	10,737	174	12,673

* Includes income from Investments

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 73.01

Key Balance Sheet Items

	As on 31st Dec 2020		As on 30th Sep 2020		As on 31st Dec 2019
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and current investments	291	21,282	357	26,074	280	20,457
Trade receivables (current & non-current)	732	53,408	689	50,335	631	46,095
Inventories	607	44,309	563	41,134	517	37,746
Property, plant and equipment	771	56,263	754	55,026	722	52,709
Goodwill and Other Intangible assets	562	41,062	624	45,553	423	30,847
Loans and borrowings (current & non-current)	280	20,443	376	27,429	224	16,320
Trade payables	316	23,072	313	22,833	244	17,810
Equity	2,320	1,69,395	2,265	1,65,337	2,036	1,48,672

Revenue Mix by Segment

	Q3 FY21	Q3 FY20	YoY	Q2 FY21	QoQ
Segment	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	40,751	35,927	13	39,841	2
North America	17,394	15,999	9	18,328	(5)
Europe	4,143	3,093	34	3,754	10
India	9,591	7,636	26	9,123	5
Emerging Markets	9,623	9,199	5	8,636	11
Pharmaceutical Services and Active Ingredients (PSAI)	7,009	6,906	1	8,505	(18)
Proprietary Products & Others	1,536	1,005	53	621	147
Total	49,296	43,838	12	48,967	1

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Revenue Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 40.8 billion:

➢	Year-on-year growth of 13% and sequential quarter growth of 2%, primarily driven by new product launches and integration of the acquired portfolio from Wockhardt in India. The volume growth in the base business was largely offset by price erosion.

North America

Revenues from North America at Rs. 17.4 billion:

➢	Year-on-year growth of 9%, driven by new products launches, increase in volumes of our base business and a favorable forex rate, which was partially offset by price erosion.
➢	Sequential decline of 5%, primarily due to price erosion in some of the key molecules.
➢	We launched four new products during the quarter. This included Cinacalcet Tablets, Sapropterin Dihydrochloride Tablets and Succinylcholine Chloride Injection in the US along with Daptomycin Injection in Canada. We also re-launched one product in US - OTC Famotidine.
➢	We filed two new ANDAs during the quarter. As of 31st December 2020, cumulatively 89 generic filings are pending for approval with the USFDA (87 ANDAs and 2 NDAs under 505(b)(2) route). Of the 89 ANDAs, 48 are Para IVs and we believe 24 have ‘First to File’ status.

Europe

Revenues from Europe at Rs. 4.1 billion:

➢	Year-on-year growth of 34% and sequential growth of 10%, which were driven by new product launches, favorable forex movement and volume traction, offset partly by price erosion.

India

Revenues from India at Rs. 9.6 billion:

➢	Year-on-year growth of 26% and sequential growth of 5%. YoY growth is on account of revenues from the acquired portfolio of Wockhardt and contribution from new product launches. QoQ growth was driven by volume traction.

Emerging Markets

Revenues from Emerging Markets at Rs. 9.6 billion. Year-on-year growth of 5%. Sequential growth of 11%:

➢	Revenues from Russia at Rs. 4.5 billion. Year-on-year decline of 8% is primarily due to weakening Ruble. Sequential growth of 14% contributed by increased volumes
➢	Revenues from other CIS countries and Romania market at Rs. 2.1 billion. Year-on-year growth of 18% and sequential growth of 8% driven by both base business and new product launches.
➢	Revenues from Rest of World (RoW) territories at Rs. 3.0 billion. Year-on-year growth of 20% and sequential growth of 10% is due to volume traction in the base business and new product launches.

Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI at Rs. 7.0 billion:

➢	Year-on-year growth of 1% driven by new products and favorable forex rate, offset by lower volumes for some products.
➢	Sequential decline of 18% on account of lower volumes of certain products.
➢	During the quarter we filed DMF for five products in the US.

Proprietary Products (PP) & Others

Revenues from PP & Others at Rs. 1.5 billion:

➢	Year-on-year growth of 53% and sequential growth of 147%. The growth was driven by milestone income received for the compound AUR102.

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Income Statement Highlights:

➢	Gross profit margin at 53.8%:

-	Decline of 30 bps over previous year and 10 bps sequentially, which was primarily impacted due to price erosion and lower export benefits, partially offset by the milestone income received for the compound AUR102.

-	Gross profit margin for GG and PSAI business segments are at 57.6% and 25.3% respectively.

➢	SG&A expenses at Rs. 14.4 billion, increased by 14% year-on-year primarily due to incremental costs post the integration of the acquired portfolio from Wockhardt in this year and increased freight expenses. Sequentially, it increased by 10% primarily due to pickup in sales & marketing activities in branded markets and increase in freight expenses.

➢	Impairment charge of Rs. 6.0 billion. In January, 2021 there has been an additional generic launch for the product Nuvaring®, which has led to a considerable erosion in the value of this product for us, and accordingly we have taken an impairment charge of Rs. 3.2 billion. In addition to this, considering the current market dynamics, we have taken an additional impairment charge of Rs. 2.8 billion on the intangibles pertaining to other products. We had an impairment charge of Rs. 13.2 billion in Q3 FY 20 and Rs. 781 million in Q2 FY21.

➢	R&D expenses at Rs. 4.1 billion. As % to revenues these are: Q3 FY21: 8.3% | Q2 FY 21: 8.9% | Q3 FY20: 9.0%. Our focus continues on building a healthy pipeline of new products across our markets including development of products pertaining to COVID-19 treatment.

➢	Other operating income at Rs. 128 million compared to Rs. 228 million in Q3 FY20.

➢	Net Finance income at Rs. 493 million compared to Rs. 419 million in Q3 FY20.

➢	Profit before Tax at Rs. 2.8 billion, which is 5.8% of revenues.

➢	Profit after Tax at Rs. 198 million. The effective tax rate is ~93.0% for the quarter, impacted primarily due to non-recognition of deferred tax asset on impairment.

➢	Diluted earnings per share is at Rs. 1.19.

Other Highlights:

➢	EBITDA at Rs. 11.9 billion and the EBITDA margin is 24.0%

➢	Capital expenditure is at Rs. 2.9 billion.

➢	Free cash-flow: Net out-flow during the quarter stood at Rs. 580 million.

➢	Net cash surplus for the company is at Rs. 839 million as on December 31, 2020. Consequently, net debt to equity ratio is (0.005).

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Earnings Call Details (05:30 pm IST, 07:00 am EST, Jan 29, 2021)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

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Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120

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No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till February 5th, 2021. For play back dial in phone No: +91 22 7194 5757 | +91 22 6663 5757, and Playback Code is 37918.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.

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